                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      THE READER'S DIGEST ASSOCIATION, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

             Class B Voting Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    755267200
             -------------------------------------------------------
                                 (CUSIP number)

                        Highfields Capital Management LP
                          Attention: Kenneth H. Colburn
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02116
                                 (617) 850-7500
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 11, 2002
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_] .

                       (Continued on the following pages)

                              (Page 1 of 11 Pages)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------                                           ------------------
CUSIP No. 755267200                   13D                     Page 2 of 11 pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Highfields Capital Management LP
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               Class B Voting Common Stock              433,000
                        --------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 None
    OWNED BY            --------------------------------------------------------
      EACH                9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    Class B Voting Common Stock              433,000
      WITH                     Class A Nonvoting Common Stock         8,394,762
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Class B Voting Common Stock                                433,000
             Class A Nonvoting Common Stock                           8,394,762
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [_]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Class B Voting Common Stock                                   3.5%
             Class A Nonvoting Common Stock                                9.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
================================================================================

-------------------                                           ------------------
CUSIP No. 755267200                   13D                     Page 3 of 11 pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Highfields GP LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               Class B Voting Common Stock              433,000
                        --------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 None
    OWNED BY            --------------------------------------------------------
      EACH                9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    Class B Voting Common Stock              433,000
      WITH                     Class A Nonvoting Common Stock         8,394,762
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Class B Voting Common Stock                                433,000
             Class A Nonvoting Common Stock                           8,394,762
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [_]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Class B Voting Common Stock                                   3.5%
             Class A Nonvoting Common Stock                                9.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             OO
================================================================================

-------------------                                           ------------------
CUSIP No. 755267200                   13D                     Page 4 of 11 pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Jonathon S. Jacobson
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               Class B Voting Common Stock              433,000
                        --------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 None
    OWNED BY            --------------------------------------------------------
      EACH                9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    Class B Voting Common Stock              433,000
      WITH                     Class A Nonvoting Common Stock         8,394,762
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Class B Voting Common Stock                                433,000
             Class A Nonvoting Common Stock                           8,394,762
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [_]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Class B Voting Common Stock                                   3.5%
             Class A Nonvoting Common Stock                                9.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
================================================================================

-------------------                                           ------------------
CUSIP No. 755267200                   13D                     Page 5 of 11 pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Richard L. Grubman
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               Class B Voting Common Stock              433,000
                        --------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 None
    OWNED BY            --------------------------------------------------------
      EACH                9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    Class B Voting Common Stock              433,000
      WITH                     Class A Nonvoting Common Stock         8,394,762
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Class B Voting Common Stock                                433,000
             Class A Nonvoting Common Stock                           8,394,762
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [_]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Class B Voting Common Stock                                   3.5%
             Class A Nonvoting Common Stock                                9.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
================================================================================

-------------------                                           ------------------
CUSIP No. 755267200                   13D                     Page 6 of 11 pages
-------------------                                           ------------------


Item 1.  Security and Issuer.
         -------------------

     The securities to which this statement relates are shares of Class B Voting Common Stock, par value $0.01 per share (the "Shares"), of The Reader's Digest Association, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Reader's Digest Road, Pleasantville, New York 10570-7000.

     In addition, the Reporting Persons (as hereinafter defined) beneficially own an aggregate of 8,394,762 shares of Class A Nonvoting Common Stock, par value $0.01 per share (the "Nonvoting Shares"), of the Issuer, representing approximately 9.6% of the 87,161,089 Nonvoting Shares outstanding as reported in the Issuer's most recent quarterly report on Form 10-Q for the quarter ended December 31, 2001 (the "Publicly Available Information").

Item 2.  Identity and Background.
         -----------------------

     (a), (b) and (c) This statement is being filed by the following persons:
Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management"), Highfields GP LLC, a Delaware limited liability company ("Highfields GP"), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Highfields."

     Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds:
Highfields Capital I LP, a Delaware limited partnership ("Highfields I"), Highfields Capital II LP, a Delaware limited partnership ("Highfields II") and Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. ("Highfields Ltd." and, together with Highfields I and Highfields II, the "Funds"). The business address and principal executive offices of Highfields Capital Management are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

     Highfields GP is the General Partner of Highfields Capital Management. Highfields GP's principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

     Mr. Jacobson is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     Mr. Grubman is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing

-------------------                                           ------------------
CUSIP No. 755267200                   13D                     Page 7 of 11 pages
-------------------                                           ------------------


Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

     The Shares to which this Schedule 13D relates are owned directly by the Funds.

     (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The aggregate purchase price of the 37,779 Shares owned by Highfields I was $1,071,780, inclusive of brokerage commissions.

     The aggregate purchase price of the 77,265 Shares owned by Highfields II was $2,191,360, inclusive of brokerage commissions.

     The aggregate purchase price of the 317,956 Shares owned by Highfields Ltd. was $9,048,912, inclusive of brokerage commissions.

     Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.  Purpose of Transaction.
         ----------------------

     From time to time, each of the Funds has acquired Shares and Nonvoting Shares in the ordinary course of business for investment purposes and has held such shares in such capacity.

     On February 25, 2002, a representative of Highfields spoke with Ms. M. Christine DeVita, President of the Wallace-Reader's Digest Funds (the "Wallace Funds"), the Issuer's largest holder of Shares. A representative of Highfields and Ms. DeVita discussed the Issuer's prospects and certain actions that the Issuer could take in the near-term to further enhance the long-term value to the shareholders. By letter dated February 27, 2002 (a copy of which is attached hereto as an exhibit to this Schedule 13D), Highfields also expressed to Ms. DeVita, in her capacity as President of the Wallace Funds, its frustration with the apparent unwillingness of the Issuer's management to more aggressively manage the Issuer's capital and portfolio of businesses.

-------------------                                           ------------------
CUSIP No. 755267200                   13D                     Page 8 of 11 pages
-------------------                                           ------------------


     In Highfields' February 27 letter to the Wallace Funds, Highfields also expressed its view that in no event should the Issuer make any substantial acquisitions, especially any that might involve the issuance of equity at the currently depressed price of the Issuer's stock. Instead, Highfields believes that management should focus its attention on fixing, growing or selling existing operations before considering any acquisitions, views that Highfields believes are shared by several other significant shareholders.

     In connection with its discussions with Ms. DeVita, in the February 27 letter Highfields offered to acquire the Wallace Funds' shares of Class B voting common stock by exchanging one Nonvoting Share currently held by Highfields plus $3.00 for each share of Class B voting common stock currently held by the Wallace Funds. This offer was subject only to: (a) the exchange of all shares of Class B voting common stock held by the Wallace Funds; (b) the preservation of the voting rights of the exchanged shares of Class B voting common stock; (c) no acceleration of Issuer indebtedness as a result of the exchange; and (d) receipt of any required regulatory approvals such as those that may be required under the United States antitrust laws. Alternatively, Highfields also offered to discuss an outright purchase of all of the Wallace Funds' shares of Class B voting common stock at a mutually agreed upon price. Upon completion of this transaction, Highfields would seek to cause the business and financing plan outlined above to be undertaken expeditiously and would seek to cause all shares of Class B voting common stock and Nonvoting Shares to be converted on a one-for-one basis into a single class of stock with equal voting rights, without the payment of any premium, and within a reasonable period of time. As further stated in the February 27 letter, Highfields does not wish to take over the Issuer, enter into transactions with the Issuer or cause the Nonvoting Shares and the shares of Class B voting common stock to be treated differently. Highfields' interest is only in accelerating the turnaround of the Issuer that Highfields and others have been demanding for some time.

     As stated in the February 27 letter, based on Highfields' discussions with Ms. DeVita, Highfields understood that its proposal would be presented to the full Board of Directors of the Wallace Funds and its financial advisors. On March 6, 2002, Highfields received a letter from Ms. DeVita (a copy of which is attached hereto as an exhibit to this Schedule 13D) stating that the Wallace Funds would not respond to Highfields' proposal within the prescribed deadline.

     On March 11, 2002, a representative of Highfields phoned Ms. DeVita to inquire into the status of the Wallace Funds' Board of Directors' consideration of Highfields' proposal and was told by Ms. DeVita that based upon a "preliminary look" at the proposal it was "not attractive." Ms. DeVita would not elaborate on the reasons underlying this conclusion. Ms. DeVita stated, however, that the Wallace Funds' Board of Directors would consider the matter at a meeting this week if Highfields so requested. Accordingly, by letter dated March 11, 2002 addressed to each of the members of the Board of Directors of the Wallace Funds (a copy of

-------------------                                           ------------------
CUSIP No. 755267200                   13D                     Page 9 of 11 pages
-------------------                                           ------------------


which is attached hereto as an exhibit to this Schedule 13D), Highfields provided the directors with a copy of Highfields' February 27 letter to Ms. DeVita and expressed its frustration, dissatisfaction and surprise with respect to the manner in which management of the Wallace Funds had responded to Highfields' proposal to acquire the Wallace Funds' Shares.

     In addition to the foregoing, Highfields may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, and Highfields reserves the right, subject to applicable law, (i) to hold its Shares and its Nonvoting Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares and Nonvoting Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares and Nonvoting Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares or Nonvoting Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Highfields' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Issuer and the Wallace Funds, market activity in the Shares and Nonvoting Shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting Highfields and other factors which Highfields may deem relevant to its investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

     (a) and (b) As of March 11, 2002, Highfields I, Highfields II and Highfields Ltd. owned beneficially 37,779, 77,265 and 317,956 Shares, respectively, representing approximately 0.3%, 0.6% and 2.6%, respectively, of the 12,432,164 Shares outstanding as reported in the Publicly Available Information.

     As of March 11, 2002, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 433,000 Shares owned beneficially by the Funds, representing approximately 3.5% of the 12,432,164 Shares outstanding as reported in the Publicly Available Information.

     As of March 11, 2002, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 433,000 Shares owned

-------------------                                          -------------------
CUSIP No. 755267200                   13D                    Page 10 of 11 pages
-------------------                                          -------------------

beneficially by Highfields Capital Management, representing approximately 3.5% of the 12,432,164 Shares outstanding as reported in the Publicly Available Information.

     As of March 11, 2002, Mr. Jacobson , in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 433,000 Shares owned beneficially by Highfields GP, representing approximately 3.5% of the 12,432,164 Shares outstanding as reported in the Publicly Available Information.

     As of March 11, 2002, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 433,000 Shares owned beneficially by Highfields GP, representing approximately 3.5% of the 12,432,164 Shares outstanding as reported in the Publicly Available Information.

     (c) There have been no transactions in the Shares beneficially owned by the Reporting Persons effected during the past sixty days.

     (d) None.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ----------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     The following documents are filed as exhibits to this Schedule 13D.

     Exhibit 99.1 Letter from Highfields to Wallace-Reader's Digest Funds dated February 27, 2002.

     Exhibit 99.2 Letter from Wallace-Reader's Digest Funds to Highfields dated March 6, 2002.

     Exhibit 99.3 Form of Letter from Highfields to the individual Directors of Wallace-Reader's Digest Funds dated March 11, 2002.

-------------------                                          -------------------
CUSIP No. 755267200                   13D                    Page 11 of 11 pages
-------------------                                          -------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:    March 12, 2002               HIGHFIELDS CAPITAL MANAGEMENT LP
         --------------

                                      By: Highfields GP LLC, its General Partner

                                      /s/ Kenneth H. Colburn
                                      -----------------------------------------
                                                    Signature

                                      Kenneth H. Colburn, Authorized Signatory
                                      -----------------------------------------
                                                    Name/Title


                                      HIGHFIELDS GP LLC

                                      /s/ Kenneth H. Colburn
                                      -----------------------------------------
                                                    Signature

                                      Kenneth H. Colburn, Authorized Signatory
                                      -----------------------------------------
                                                    Name/Title


                                      JONATHON S. JACOBSON

                                      /s/ Kenneth H. Colburn
                                      -----------------------------------------
                                                    Signature

                                      Kenneth H. Colburn, Attorney-in-fact
                                      -----------------------------------------
                                                    Name/Title


                                      RICHARD L. GRUBMAN

                                      /s/ Kenneth H. Colburn
                                      -----------------------------------------
                                                    Signature

                                      Kenneth H. Colburn, Attorney-in-fact
                                      -----------------------------------------
                                                    Name/Title